UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2, 2021

Commission File Number:  001-39251

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

(Name of Registrant)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

RELEVANT INFORMATION

BETTERWARE DE MEXICO, S.A.B. DE C.V.

Betterware de México S.A.B. de C.V. (“Betterware”) (NASDAQ: BWMX), the leading direct-to-consumer company in Mexico that focuses on the home organization and solutions segment, filed on June 2, 2021 a request with the Bolsa Mexicana de Valores (the Mexican Stock Exchange, or “BMV”) to lift the confidentiality restrictions affecting its application previously filed with the BMV in connection with Betterware’s note issuance program of up to MX$1,200,000,000 in the local Mexican market (the “Program”).  The Program has not yet been approved by the Comisión Nacional Bancaria y de Valores and there is no assurance that such approval will be obtained or that any notes would be issued under the Program if approved.

Betterware expects that the proceeds of any issuance of notes under the Program would be used for general corporate purposes, including the repayment of long-term debt or other liabilities.

This report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Company’s shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.B. DE C.V.

By:	/s/ Luis Campos
Name:	Luis Campos
Title:	Board Chairman

Date: June 2, 2021

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